EXHIBIT 10.10

EMPLOYMENT AGREEMENT

THIS AGREEMENT ("Agreement") is made as of the 4th day of June , 2024, among THE NORTHUMBERLAND NATIONAL BANK, a financial institution organized and existing under the laws of the United States (the "Bank"), and Doug Baxter, a Pennsylvania resident ("Employee").

BACKGROUND

A.    Employee currently serves as an at-will employee of Employer in the capacity of Chief Financial Officer; and

B.    Bank and Employee (collectively, the "Parties") wish to enter into an employment agreement which defines their respective rights and obligations; and

C.    The Parties by this Agreement shall declare as null and void any other prior Employment Agreement between the parties.

AGREEMENT

NOW, THEREFORE, in consideration of the preceding recitals, which are incorporated by reference herein, and of the covenants hereinafter set forth, and intending to be legally bound hereby, the Parties agree, effective the date hereof, as follows:

1.    Employment. Bank hereby employs Employee and Employee hereby accepts employment with Bank, under the terms and conditions set forth in this Agreement.

2.      Duties of Employee. Employee shall serve as the Chief Financial Officer of Bank and shall carry out and render to the Bank such services as a customarily performed by persons holding a similar position. Employee shall have such other duties and hold such other titles, as may be provided by the bylaws of the Bank and as may be given to him from time to time by the Board of Directors of Bank ("Board"). At all times, the Employee shall be considered an employee at will. Employee shall perform Employee's duties and responsibilities under this Agreement in accordance with such reasonable standards as established from time to time by the Board and communicated to the Employee. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the financial industry in the Commonwealth of Pennsylvania. Nothing in this Agreement will be interpreted in any manner which would tend to limit or interfere with the authority or oversight duties and discretion of the Board to establish adequate guidelines for the effective management of the Bank, including, but not limited to, the restructuring of reporting lines within the Bank.

3.    Employment Outside the Bank. Employee shall devote all of Employee's working time, ability, and attention to the business of the Bank and their subsidiaries or affiliates, during the term of this Agreement. The Employee shall notify the President and Chief Executive Officer in writing before the Employee engages in any other business or commercial duties or pursuit including but not limited to directorships of other companies. Under no circumstances may the Employee engage in any business or commercial activities, duties or pursuits which compete with the business or commercial activities of the Bank and/or any of its subsidiaries or affiliates nor may the Employee serve as a director or officer or in any other capacity in a company which competes with the Bank and/or any of its subsidiaries or affiliates. Employee shall not be precluded, however, upon written notification to the Board, from engaging in voluntary or philanthropic endeavors, from engaging in activities designed to maintain and improve Employee's professional skills, or from engaging in activities incident or necessary to personal investments, so long as they are, in the Board's reasonable opinion, not in conflict with or detrimental to the Employee's rendition of services on behalf of the Bank and/or any of its subsidiaries or affiliates.

4.         Term of Agreement.

(a)     This Agreement shall take effect as of the date signed by all parties.

(b)     Employee is an employee at will and either Employee of Employer may terminate this Agreement by giving the other 60 days' notice of the intent to terminate the employer/employee relationship.

(c)    This Agreement shall terminate automatically for Cause (as defined herein) upon written notice from the Board to Employee. As used in this Agreement, "Cause" shall mean any of the following:

i.      Employee's conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood or a crime involving moral turpitude, or the actual incarceration of Employee for a period often (10) consecutive days or more;

ii.      Employee's failure to follow the good faith lawful instructions of the Board with respect to its operations, after written notice from Bank and a failure to cure such violation within thirty (30) days of said written notice;

iii.      Employee's willful failure to substantially perform Employee's duties to Bank, other than a failure resulting from Employee's Disability (as defined in subsection (d) of this Section 4), after written notice from Bank and a failure to cure such violation within thirty (30) days of said written notice;

iv.      Employee's intentional violation of the provisions of this Agreement, after written notice from the Bank and a failure to cure such violation within thirty (30) days of said written notice;

v.      dishonesty or gross negligence of the Employee in the performance of Employee's duties;

vi.      Employee's removal or prohibition from being an institution-affiliated party by a final order of an appropriate federal or state banking agency pursuant to 12 U.S.C. §1818, any replacement of that law, or any other federal or state regulation;

vii.      Employee's breach of fiduciary duty involving personal gain;

viii.      Employee's unlawful harassment by the Employee against employees, customers, business associates, contractors, or vendors of Bank which results or may be reasonably expected to result in material liability to Bank, as determined by the affirmative vote of seventy-five percent (75%) of the disinterested independent members of the Board;

ix.      the willful violation by the Employee of the provisions of Sections 11, or 13 hereof after notice from the Bank and a failure to cure such violation within thirty (30) days of said notice;

x.      the willful violation of any law, rule or regulation governing banks or bank officers or any final cease and desist order issued by a bank regulatory authority;

xi.      theft or abuse by Employee of the Bank's property or the property of Bank's customers, employees, contractors, vendors, or business associates;

xii.      any act of fraud, misappropriation or personal dishonesty;

xiii.      conduct by the Employee as determined by an affirmative vote of seventy-five percent (75%) of the disinterested members of the Board which brings public discredit to Bank and which results or may be reasonably expected to result in material financial or other harm to the Bank;

xiv.      insubordination as determined by an affirmative vote of seventy- five percent (75%) of the Board, after written notice from the Bank and a failure to cure such violation within thirty (30) days of said written notice; or

xiii.      the existence of any material conflict between the interests of the Bank and the Employee that is not disclosed in writing by the Employee to the Bank and approved in writing by the Board.

If this Agreement is terminated for Cause, all of Employee's rights under this Agreement shall cease as of the effective date of such termination, except for the rights under Section 20 hereof with respect to arbitration.

(d)       This Agreement shall terminate automatically upon Employee's Disability,

and Employee's rights under this Agreement shall cease as of the date of such termination; provided, however, that Employee shall nevertheless be entitled to receive any amount due under any disability plan in effect at the Bank for which Employee is a participant.

"Disability" shall mean any physical or mental illness or incapacity that would prevent Employee from performing substantially all of Employee's essential job duties under this Agreement with or without reasonable accommodation(s) for a total of one hundred and eighty (180) calendar days, whether or not continuous and whether or not due to one or more disabilities, during any twelve (12) month period. To establish Disability under this Agreement, Employee must present a written medical opinion from Employee's physician certifying that Employee is unable to perform Employee's essential job duties for a period of at least one hundred and eighty (180) calendar days. Said medical opinion may be subject to review by a medical specialist of the Bank's choosing and Employee may be required to undergo an examination(s) and provide all relevant medical records in connection with this review. In the event of a disagreement between the two medical professionals relating to Employee's disability status, they shall refer the case to a third medical professional for review and whose opinion shall be binding on the parties.

5.         Employment Period Compensation.

(a)    Annual Base Salary. For services performed by Employee under this Agreement, Bank shall pay Employee an annual base salary during the Employment Period ("Annual Base Salary"). Annual Base Salary shall be established by the Bank on the date of this Agreement and may be modified upwards on January 1st of each year, of this Agreement, minus applicable withholdings and deductions, payable at the same times as salaries are payable to other Employee employees of Bank. The Employee's "Total Annual Compensation" shall mean the total of Employee's compensation paid by the Bank that is reportable as W-2 earnings for the preceding 12-month period.

(b)    Bonus. For services performed by Employee under this Agreement, Bank may, from time to time, pay a bonus or bonuses to Employee as Bank, in its sole discretion, deem appropriate. The payment of any such bonuses shall not reduce or otherwise affect any other obligation of Bank to Employee provided for in this Agreement. Any annual bonus (or prorated portion of an annual bonus) payable to Employee hereunder shall be paid on or after January 1 but not later than March 15 of the calendar year following the calendar year for which the annual bonus (or prorated portion of an annual bonus) is earned.

(c)    Vacation/Time-off. During the term of this Agreement, Employee shall be entitled to vacation in accordance with the manner and amount provided under the paid vacation plan currently in effect and approved by the Board.

(d)    Employee Benefit Plans. During the term of this Agreement, Employee shall be entitled to participate in or receive the benefits of any employee benefit plan currently in effect at Bank, subject to the terms of said plan, until such time that the Board authorize a change in such benefits. Bank shall not make any changes in such plans or benefits which would adversely affect Employee's benefits thereunder, unless such change occurs pursuant to a program applicable to all similarly situated employees of Bank and does not result in a proportionately greater adverse change in the rights of or benefits to Employee as compared with any other Employee of Bank. Nothing paid to Employee under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to Employee pursuant to Section 5(a) hereof.

(e)    Expenses. During the term of this Agreement, Employee shall be entitled to receive prompt reimbursement for all reasonable expenses incurred in carrying out Employee's duties under this Agreement, which are properly accounted for, in accordance with the policies and procedures established by the Board.

6.       Termination of Employment Following a Change in Control. If a Change in Control (defined below) shall occur and Employee's employment is involuntarily terminated within one hundred eighty (180) days of the Change in Control, the Employee may give notice of the intention to collect benefits under this Agreement by delivering written notice (the "Change in Control Notice") to Bank and the provisions of Section 7 of this Agreement shall apply. As used in this Agreement, "Change in Control" shall mean;

(a)    any person or more than one person acting as a group (as such term is defined in Section 409A of the Code and any Internal Revenue Guidance and regulations under Section 409A of the Code), other than Bank or any person who on the date hereof is a director or officer of Bank, acquires ownership of stock of the Northumberland Bancorp, Inc., holding company of the Bank ("Corporation") or Bank which, together with stock previously held by such person, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Corporation or Bank;

(b)    any person or more than one person acting as a group (as such term is defined in Section 409A of the Code and any Internal Revenue Guidance and regulations under Section 409A of the Code), acquires, or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons, ownership of stock of the Corporation or Bank possessing thirty percent (30%) or more of the total voting power of the stock of the Corporation or Bank; or

(c)    a majority of the members of the Bank or Corporation's Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Bank or Corporation's Board of Directors before the date of the appointment or election.

7.         Rights in Event of Change in Control.

(a)    In the event the Employee gives the Bank a Change in Control Notice in accordance with Section 6 of this Agreement, and provided Employee executes a release agreement in favor of the successor in interest to Bank and their respective affiliates in a form reasonably required by the successor in interest, the Employee shall be entitled to receive a lump sum payment equal to three (3) times Employee's Total Annual Compensation as of the date such payment is made.

However, in the event the payment described herein, when added to all other amounts or benefits provided to or on behalf of the Employee in connection with Employee's termination of employment, would result in the imposition of an excise tax under Section 4999 of the Code, Bank will pay to Employee a Gross-up Payment in an amount such that the after-tax proceeds of such Gross-up Payment (including any income tax or Excise Tax on such Gross-up Payment) will be equal to the amount of the excise tax.

(b)    In consideration of the lump sum payment described in subparagraph (a), above, Employee hereby acknowledges and recognizes the highly competitive nature of the business of the successor in interest and accordingly agrees that for the one (1) year following the payment described in subparagraph (a), above, Employee shall not, except as otherwise permitted in writing by the successor:

(i)    be engaged, directly or indirectly, either for Employee's own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (A) the banking (including bank and bank holding company) or financial services industry, or (B) any other activity in which Bank or any of its affiliates are engaged during the Employment Period, and remain so engaged at the end of the Employment Period, within any county in which the Bank has a branch location at the end of the Employment Period (the "Non-Competition Area");

(ii)    provide financial or other assistance to any person, firm, corporation, or enterprise engaged in (A) the banking (including bank and bank holding company) or financial services industry or (B) any other activity in which Bank or any of its affiliates are engaged during the Employment Period, in the Non-Competition Area; or

(iii)    directly or indirectly solicit persons or entities who, during the Employment Period or within two (2) years prior to Employee's termination of employment, were customers or referral sources of Bank or its affiliates to become a customer or referral source of a person or entity other than Bank or its affiliates; or

(iv)    directly or indirectly solicit employees of successor or its affiliates who were employed during the Employment Period or within two (2) years prior to Employee's termination of employment to work for anyone other than Bank or its affiliates.

(c)      It is expressly understood and agreed that, although Employee and Bank consider the restrictions contained in Section 7(b) hereof reasonable for the purpose of preserving for the successor in interest and its subsidiaries their good will and other proprietary rights, if a final judicial determination is made by a Court having jurisdiction that the time or territory or any other restriction contained in this Section 7 is an unreasonable or otherwise unenforceable restriction against Employee, the provisions of this Section 7 shall not be rendered void but shall be deemed amended to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(d)     Employee shall not be required to mitigate the amount of any payment provided for in this Section 7 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 7 shall not be reduced by any compensation earned by Employee as the result of employment by another employer or by reason of Employee's receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

8.      Source of Payment and Timing.

(a)    All payments provided under this Agreement shall be paid in cash from the general funds of Bank. No special or separate fund shall be required to be established, and Employee shall have no right, title or interest whatsoever in or to any investment which Bank may make to aid Bank in meeting its obligations hereunder except to the extent that Bank shall, in its sole and absolute discretion, choose to designate any of its rights it may have under one or more life insurance policies it may obtain to cover any of its obligations under this Agreement. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or fiduciary relationship between Bank and Employee or any other person.

(b)    Any severance payments or benefits due Employee under Section 4(c) and Section 8 shall commence within ninety (90) days following Employee's termination of employment, provided that Employee has executed and delivered to Bank an effective general release agreement and the statutory period during which Employee is entitled to revoke the general release agreement has expired prior to payment during the ninety (90) day period, and further provided that the payment would be made in the second taxable year if the ninety (90) day period began in one taxable year and ended in the subsequent taxable year. The general release agreement shall be in a form reasonably prescribed by Bank and in a manner consistent with the requirements of the Older Workers Benefit Protection Act and any applicable state law. Any monthly payments which accrue but are not paid within the ninety (90) days following Employee's termination of employment shall be payable as a lump sum payment in along with the initial payment due in accordance with this Subsection.

(c)    Payment due Employee under Section 7 shall be made not later than the thirtieth (30th) day following the date of termination of employment.

9.         Unauthorized Disclosure. During the term of Employee's employment hereunder, or at any later time, the Employee shall not, without the written consent of the Board or a person authorized thereby, knowingly disclose to any person, other than an employee of Bank or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Employee of Employee's duties as an Employee of Bank, any material confidential information obtained by him while in the employ of Bank with respect to any of Bank's services, products, improvements, formulas, designs or styles, processes, customers, methods of business or any business practices the disclosure of which could be or will be damaging to Bank; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by the Employee or any person with the assistance, consent or direction of the Employee) or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that conducted by Bank or any information that must be disclosed as required by law.

10.    Work Made for Hire. Any work performed by the Employee under this Agreement should be considered a "Work Made for Hire" as the phrase is defined by the U.S. patent laws and shall be owned by and for the express benefit of the Bank and their subsidiaries and affiliates. In the event it should be established that such work does not qualify as a Work Made for Hire, the Employee agrees to and does hereby assign to Bank, and their affiliates and subsidiaries, all of Employee's rights, title, and/or interest in such work product, including, but not limited to, all copyrights, patents, trademarks, and propriety rights.

11.    Return of Company Property and Documents. The Employee agrees that, at the time of termination of Employee's employment, regardless of the reason for termination, Employee will deliver to Bank and its subsidiaries and affiliates, any and all company property, including, but not limited to, keys, security codes or passes, mobile telephones, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, software programs, equipment, other documents or property, or reproductions of any of the aforementioned items developed or obtained by the Employee during the course of Employee's employment.

12.    Payments Subject to Applicable Law. Notwithstanding anything herein contained to the contrary, any payments to Employee by the Bank, whether pursuant to this Agreement or otherwise, are subject to and conditioned on their compliance with the Federal Deposit Insurance Act, the regulations promulgated thereunder and any other applicable banking law or regulation.

13.    Clawback. Employee acknowledges that the Employee is subject to any clawback policy that may be adopted by the Board. Absent any formal clawback policy, the Employee agrees that Employee shall be required to forfeit and pay back to the Bank any payments made under this Agreement to Employee if (a) a court, regulator or arbitrator makes a final determination that the Employee directly or indirectly engaged in fraud or misconduct that caused or partially caused material financial or other harm to Bank; or (b) the independent members of the Board determine that the Employee has committed a material violation of the Bank's policies or codes of conduct.

14.    Liability Insurance. Bank maintains commercially reasonable directors and officer's liability insurance coverage under an insurance policy with standard terms and conditions commensurate with similarly situated financial institutions.

15.    Notices. Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Employee's residence, in the case of notices to Employee, and to the principal offices of Bank, in the case of notices to Bank.

16.                Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and an officer specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of; or compliance with, any condition or provision of this Agreement to be performed by such other pally shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

17.    Assignment. This Agreement shall not be assignable by any party, except by Bank to any successor in interest to its business.

18.    Entire Agreement. This Agreement supersedes any and all agreements, either oral or in writing, between the parties with respect to the employment of the Employee by the Bank and this Agreement contains all the covenants and agreements between the parties with respect to employment.

19.     Successors, Binding Agreement.

(a)    Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) of the Bank to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Bank would be required to perform it if no such succession had taken place. Failure by Bank to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a breach of this Agreement, and the provisions of Section 7 of this Agreement shall apply. As used in this Agreement, "Bank" shall include any successor to or assignee of Bank by operation of law or otherwise.

(b)    This Agreement shall inure to the benefit of and be enforceable by Employee's personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees. If Employee should die after either a Good Reason Notice of Termination or a Change in Control Notice is delivered by Employee, or following termination of Employee's employment without Cause, and any amounts would be payable to Employee under this Agreement if Employee had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Employee's devisee, legatee, or other designee, or, if there is no such designee, to Employee's estate.

20.    Arbitration. Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration administered by the American Arbitration Association under its Employment Arbitration Rules, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, any enforcement sought with respect to Sections 9, 11, 12 or 13 may be litigated, including an action for injunction or other relief, in the Court of Common Pleas of Northumberland County, Pennsylvania.

21.    Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

Section 409A of the Code.

(a)    Application. To the extent applicable, it is intended that this Agreement comply with the provisions of Section 409A of the Code ("Section 409A"), so as to prevent inclusion in gross income of any amounts payable or benefits provided hereunder in a taxable year that is prior to the taxable year or years in which such amounts or benefits would otherwise actually be distributed, provided or otherwise made available to Employee. This Agreement shall be construed, administered, and governed in a manner consistent with this intent, and the following provisions of this Section 24 shall control over any contrary provisions of this Agreement. Any ambiguities herein will be interpreted to comply with Section 409A. Employee and Bank agree to work together in good faith to consider amendments to the Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A. Notwithstanding the foregoing, in no event shall Bank be responsible for reimbursing or indemnifying Employee for any violation of Section 409A.

(b)    Separation from Service. Payments and benefits that are paid under this Agreement upon Employee's termination or severance of employment with Bank that constitute deferred compensation under Section 409A shall be paid or provided only at the time of a termination of Employee's employment that constitutes a "separation from service" within the meaning of Section 409A.

(c)    Separate Payments. For purposes of Section 409A, each payment under this Agreement shall be treated as a right to a separate payment and not part of a series of payments.

(d)    Reimbursements. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Employee's lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided during a calendar year may not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other calendar year; (iii) the reimbursement of an eligible expense normally will be made within thirty (30) days of Employee's submission of the appropriate forms and documentation in accordance with Bank policy, but in no event later than on or before the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

(e)    Delay in Payments if Employee is a Specified Employee. Notwithstanding any contrary provision in this Agreement, if Employee is a "specified employee" within the meaning of Section 409A at the time of Employee's separation from service (other than due to death), and the severance payments and benefits payable to Employee, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits, are considered deferred compensation subject to Section 409A (together, the "Deferred Payments"), such Deferred Payments that are otherwise payable within the first 6 months following Employee's separation from service will become payable on the first payroll date that occurs on or after the date 6 months and 1 day following the date of Employee's separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following Employee's separation from service but prior to the 6 month anniversary of Employee's separation from service (or any later delay date), then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee's death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit.

23.    Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, provided that this Agreement is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A of the Code.

24.    Headings. The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE NORTHUMBERLAND

NATIONAL BANK

/s/ Lisa M Hassinger	/s/ James Todd Troxell

James Todd Troxell, President and CEO

WITNESS:	EMPLOYEE:

/s/ Mark A. Ritter	/s/ Doug Baxter

Doug Baxter